FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of December, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

December 15, 2004

Hanson PLC Trading Statement

Hanson PLC, the international building materials company, is issuing this trading statement in advance of the February 24, 2005 announcement of its preliminary results for the year ending December 31, 2004.

Overview
Hanson anticipates reporting a profit before tax and exceptional items for 2004 in line with expectations. Currency movements have reduced full year profit before tax and exceptional items by approximately £14 million.

Trading update
North America
As anticipated at the time of the interim results announcement in July, Hanson has experienced increased operating profit and margins in North America compared to the second half of 2003. This reflects operational improvements and selling price increases achieved during the period.

In line with expectations, volumes in the US Aggregates division have remained stable through 2004 and margins are ahead of last year. Price increases have been implemented to offset increased input costs of fuel, bitumen and cement. Cost reduction initiatives are proving successful and targeted savings for 2004 of $17 million have been achieved. Hanson expects to achieve the annualised $30 million cost savings target set for 2005.

US Building Products' margins have improved compared to the second half of 2003 and the Pipe & Products order book is at record high levels. Selling price increases are gradually recovering the significant rise in input costs, most notably steel. The Brick & Tile business continues to make good progress as higher natural gas costs have been offset by the effects of good underlying residential demand, further price increases and additional cost reductions arising from operational improvements.

US operating profit for the full year is expected to benefit from £8 million of property profit based on transactions completed to date (2003 £2m) and a reduction of £8 million in the pension charge compared to 2003, offset by approximately £20 million of adverse foreign exchange impact.

UK
In UK Aggregates, pricing has continued to move forward despite volumes being marginally below last year largely due to reduced government spending initiatives. Asphalt market share has increased during the year as a result of the capital investment programme. In addition, the recent acquisition of the contracting business, Cumbrian Industrials, has strengthened Hanson's position in the Northwest, Yorkshire, Cumbrian and Scottish asphalt markets. Significant progress has been made since Hanson announced management changes in June 2004. This year's focus is on efficiency and cost savings which will cost around £8 million, charged to 2004 second half operating profit. Annualised benefits are forecast to be £10 million and further operational and commercial improvements are targeted for 2005.

UK Building Products has increased selling prices and margins year-on-year. Brick volumes are significantly below last year reflecting weaker national demand and lower inventory availability. This has been offset partly by an increase in demand for concrete products.

UK operating profit for the full year is expected to include £4 million of property profit based on transactions completed to date (2003 £5m) and an additional £14 million of pension costs compared to 2003.

Australia and Asia Pacific
Australia's strong performance continues. Heritage volumes and price increases have been achieved in the major product lines. As anticipated, housing is slowing but this continues to be compensated by commercial and infrastructure demand. 2004 operating profit will include costs to re-brand the Australian business from Pioneer to Hanson.

Operating profit for the Asian operations is behind last year as market conditions generally remain difficult.

Continental Europe
The Continental Europe division is forecast to report both improved operating profit and margins slightly ahead of last year, despite continued market weakness in Israel.

Central costs
Central costs have increased by around £3 million in 2004 and include costs of preparation for Sarbanes-Oxley compliance and for adoption of International Financial Reporting Standards.

Corporate development
Growth through bolt-on acquisitions remains a strategic priority for Hanson and 2004 acquisition spend to date totals approximately £85 million.

Athens Brick has been successfully integrated in North America, strengthening Hanson's presence in Texas and is enhancing earnings. Hanson expanded its UK brick operations with the purchase of Wilnecote Brick in November. Wilnecote Brick produces around 35 million bricks per year and the expanded product range strengthens the customer offering.

The pipeline of potential bolt-on acquisitions is encouraging and remains biased towards Hanson's main markets in the USA, UK and Australia.

Financial position
The tax rate for 2004 is expected to be similar to 2003. Net debt at the end of the year is anticipated to be approximately £750 million compared to £942 million at December 31, 2003. Approximately £85 million of this reduction is due to foreign exchange movements to date. EBITA interest cover (pre-exceptional items) will remain above 6x for 2004.

Exceptional items
Exceptional items for the year will include the utilisation of and addition to the asbestos provision. In addition, and subject to final review, there may be further exceptional charges of around £50 million after tax including cash costs of approximately £3 million after tax. The majority of these charges relate to non cash impairment of assets.

Asbestos
Approximately 7,000 new asbestos claimants are expected to file in the second half of 2004 compared to 11,700 in the first half of 2004 and 7,900 in the second half of 2003. Approximately 2,000 claimant resolutions are expected in this half. Around 90% of these are expected to be dismissed giving an annual average dismissal rate of 75% which is slightly above the long-term average of 70%. On this basis, outstanding claimants at the end of the year will be 137,400 compared to 132,400 at the end of June 2004.

As anticipated at the half year, costs have risen compared to 2003 and the full year gross cost (before insurance recovery and tax) for 2004 is expected to be approximately $60 million. This assumes a second half cost of $28 million compared to the first half of $32 million. Legal costs will represent 45-50% of gross cost, similar to previous years. Average gross cost per resolution is highly dependant on the number and mix of resolutions but is expected to be around $9,000 compared to $5,000 in 2003 reflecting the continuing focus on the most seriously ill claimants.

The net cost after insurance for the year is expected to be around $13 million, in line with guidance provided at the half year. The insurance asset at the end of the year is expected to be approximately $27 million and is assumed, for accounting purposes, to be recovered over the next four years. Additional insurance cover will be recognised as a benefit in the accounts only when secured through negotiation or litigation.

As indicated at the half year, Hanson has reviewed the provision based on the full year trend. Predicting the future cost of asbestos is complex and difficult. Despite the reduction in second half cost compared to the first half, it is possible that the gross costs could continue to increase. On balance, the current year gross cost of approximately $60 million is considered to be the most appropriate average annual cost basis for the provision estimate. Accordingly, year end gross cost provision will be increased to $480 million. This is equivalent to eight times $60 million p.a. or £20 million p.a. post tax for eight years. Hanson believes it is not possible to reliably estimate probable cost beyond eight years.

The net exceptional P&L charge is expected to be approximately £48 million for the full year. The pre-tax charge will be approximately $223 million representing the increase in provision level from $317 million (as at December 31, 2003) to $480 million plus the current year gross cost of $60 million. These costs are tax deductible at 39% which reduces the P&L charge to $135 million. The provision is now large enough to require discounting under FRS12 which, using a cost of debt discount rate of 4.25%, reduces this year's post tax charge by $47 million to $88 million (£48m).

Hanson supports Federal reform but does not underestimate the complexities involved. In the meantime, Hanson's subsidiaries will continue to litigate and negotiate for additional insurance cover and will settle only those cases with proven disease and product identification.

Capital return
Hanson's strategy remains focused on increasing value for its shareholders. This includes capital return to shareholders. Hanson commenced a share buyback programme in October 2004. To date, Hanson has spent £26 million buying back 6,350,000 shares which are held in Treasury. The shares remaining in issue have therefore reduced to 730,618,849 ordinary shares. This is a rolling return of capital which Hanson believes is in excess of its medium-term requirements.

Outlook
Operations in Hanson's major markets in the USA, UK and Australia are expected to benefit from stable underlying demand in 2005 and from on-going management initiatives. Price increases are expected to recover input cost increases and additional cost savings should support margin improvement. Overall, Hanson looks forward to trading progress next year.

Property disposals are an ongoing part of this business and further opportunities will be pursued. Foreign exchange will continue to impact the translated results but benefits net debt and has negligible economic impact on our local operations.

The group will continue its focused strategy of organic and acquisitive growth combined with financial discipline and selective capital return to shareholders.

International Financial Reporting Standards (IFRS)
Hanson is well prepared for the adoption of IFRS from January 2005. The preliminary results for 2004 will be reported under UK GAAP in February 2005 as usual. Restated results for the half year and full year 2004 will be made available under IFRS in June 2005. Guidance for the first six months of 2005 under IFRS will then be provided with the trading statement in June 2005. More detailed information on IFRS impact is available at www.hanson.biz/investors.

A conference call for analysts, hosted by Alan Murray (Chief Executive) and Jonathan Nicholls (Finance Director), will take place today at 8.00am GMT. The dial-in number is +44 (0)20 8901 6901. A recording of this conference call will be available for 48 hours from 11.00am GMT today. The dial-in number is +44 (0)20 8515 2499 (PIN number 619413#), or, for US investors, +1 303 590 3065 (PIN number 21101480#).

Inquiries:     Nick Swift / Carol Ann Walsh
                       Hanson PLC
                       +44 (0)20 7245 1245

Notes:

  Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Continental Europe and Asia Pacific.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts five days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).
  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's 20-F filing with the Securities and Exchange Commission of the United State of America and include, but are not limited to, the general strength or weakness of the construction industry in North America, the United Kingdom, Continental Europe, Asia and Australia; changes in government policy or legislation in the regions and territories in which Hanson operates such as the approval of SAFETEA as the successor to TEA-21 in the United States of America or the introduction of the Aggregates Levy in the United Kingdom; costs of materials including cement, bitumen, energy, and fuel; inclement weather conditions during peak construction periods; the availability of and access to resources in geographic areas of customer demand; the pricing policies of competitors; and changes in exchange rates.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   December 15, 2004